Mail Stop 3561

March 30, 2007

Calvin C. Cao
Chief Executive Officer and President
Stem Cell Therapy International, Inc.
2203 N. Lois Avenue, 9th Floor
Tampa, Florida 33607

       Re: Stem Cell Therapy International, Inc.
              Registration Statement on Form 10-SB, as amended
              Filed April 25, 2006
              File No. 0-51931
              Forms 10-QSB for Fiscal Quarters Ended June 30, 2006,
              September 30, 2006, and December 31, 2006, as amended
              Filed August 21, 2006, November 13, 2006, and
              February 16, 2007, respectively
              File No. 0-51931

Dear Mr. Cao:

      We have completed our review of Stem Cell Therapy International, Inc.'s registration statement on Form 10-SB, as amended, and its Quarterly Reports for the fiscal quarters ended June 30, 2006, September 30, 2006, and December 31, 2006, as amended, and we have no further comments at this time.

                        Sincerely,

                        H. Christopher Owings
                        Assistant Director

cc: M. Richard Cutler, Esq.
       Cutler Law Group
       Via Facsimile